EXHIBIT 21

SUBSIDIARIES OF REGISTRANT

Set forth below are the Company’s subsidiaries, their respective states of incorporation or organization and the percentage of outstanding shares or other voting interests held by the Company in each of such subsidiaries as of the date of this Annual Report.

Name of Subsidiary	State of Incorporation or Organization	Percentage Ownership
Pacific Mercantile Bank	A California corporation	100%
PMB Securities Corp.	A California corporation	100%
Pacific Mercantile Capital Trust I	A Delaware trust	100%
PMB Capital Trust II	A Delaware trust	100%
PMB Statutory Trust I	A Connecticut trust	100%
PMB Capital Trust III	A Delaware trust	100%